International Gemini Technology Inc.
Notes to the Financial Statements
September 30, 2004

1. Continuing Operations

The Company’s ability to continue as a going concern is subject to obtaining financing and achieving profitable operations.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with those in the United States.

3. Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

4. Related Party Transactions

During the nine-month period ended September 30, 2004, a company in which a director has an interest charged the Company $18,000 (2003: $9,000, 2002: $18,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $30,080 (2003: $35,387, 2002: $76,070) is included in accounts payable and accrued liabilities at September 30, 2004.

5. Share Capital

a)	The authorized capital of the Company comprises 100,000,000 Common shares without par value and 100,000,000 Series 1 Convertible Preferred shares without par value. The rights and restrictions of the Preferred shares are as follows:

i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the Preferred shares are not entitled to vote except at meetings of the holders of the Preferred shares, where they are entitled to one vote for each Preferred Share held;

iii) the shares are convertible at any time; and

iv)	the number of the Common shares to be received on conversion of the Preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

b)

The share capital is as follows:

i) Common shares

	September 30, 2004		September 30, 2003
	Shares	$	Shares	$
Balance, end of period	8,323,119	12,660,559	8,323,119	12,660,559

ii) Preferred shares

	September 30, 2004		September 30, 2003
	Shares	$	Shares	$
Balance, end of period	604,724	604,724	604,724	604,724

c) During the period nil common shares were issued and nil preferred shares were issued;
d) Nil stock options are outstanding.

6. Directors & Officers

Edward Dolejsi, President & Director
Edward D. Ford, Vice-President & Director
Martin Schultz, Secretary & Director
John D. Stanton, Director

Douglas E. Ford, Director